UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number: 001-41430

Pagaya Technologies Ltd.
(Exact Name of Registrant as Specified in Its Charter)

Azrieli Sarona Bldg, 54th Floor
121 Derech Menachem Begin
Tel-Aviv 6701203, Israel
+972 (3) 715 0920

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On August 17, 2022, Pagaya Technologies Ltd. (the “Company”) entered into an Ordinary Shares Purchase Agreement (the “Purchase Agreement”) and a Registration Rights Agreement (the “Registration Rights Agreement”) with B. Riley Principal Capital II, LLC (“B. Riley Principal Capital II”). Pursuant to the Purchase Agreement, subject to the satisfaction of the conditions set forth in the Purchase Agreement, the Company will have the right to sell to B. Riley Principal Capital II up to $300,000,000 of newly issued shares of the Company’s Class A Ordinary Shares, no par value per share (the “Class A Ordinary Shares”) from time to time during the term of the Purchase Agreement. Sales of Class A Ordinary Shares pursuant to the Purchase Agreement, and the timing of any sales, are solely at the option of the Company, and the Company is under no obligation to sell any securities to B. Riley Principal Capital II under the Purchase Agreement.

Upon the initial satisfaction of the conditions to B. Riley Principal Capital II’s purchase obligation set forth in the Purchase Agreement (the “Commencement”), including that a registration statement registering under the Securities Act of 1933, as amended (the “Securities Act”), the resale by B. Riley Principal Capital II of Class A Ordinary Shares issued to it by the Company under the Purchase Agreement, which the Company agreed to file with the Securities and Exchange Commission (the “SEC”) pursuant to the Registration Rights Agreement, is declared effective by the SEC and a final prospectus relating thereto is filed with the SEC, the Company will have the right, but not the obligation, from time to time at its sole discretion over the 24-month period from and after the Commencement, to direct B. Riley Principal Capital II to purchase a specified maximum amount of Class A Ordinary Shares, not to exceed certain limitations as set forth in the Purchase Agreement (each, a “VWAP Purchase”), by delivering written notice to B. Riley Principal Capital II prior to the commencement of trading of the Class A Ordinary Shares on The Nasdaq Capital Market (“Nasdaq”) on any trading day (the “Purchase Date”), so long as (i) the closing sale price of the Class A Ordinary Shares on the trading day immediately prior to such Purchase Date is not less than a specified threshold price as set forth in the Purchase Agreement and (ii) all Class A Ordinary Shares subject to all prior VWAP Purchases and all prior Intraday VWAP Purchases (as defined below) by B. Riley Principal Capital II under the Purchase Agreement have been received by B. Riley Principal Capital II prior to the Company’s delivery of such applicable purchase notice to B. Riley Principal Capital II.

The per share purchase price that B. Riley Principal Capital II is required to pay for the Class A Ordinary Shares in a VWAP Purchase effected by the Company pursuant to the Purchase Agreement, if any, will be determined by reference to the volume weighted average price of the Class A Ordinary Shares (the “VWAP”), calculated in accordance with the Purchase Agreement, for the period (the “Purchase Valuation Period”) beginning at the official open (or “commencement”) of the regular trading session on Nasdaq on the applicable Purchase Date for such VWAP Purchase, and ending at the earliest to occur of (i) 3:59 p.m., New York City time, on such Purchase Date or such earlier time publicly announced by the trading market as the official close of the regular trading session on such Purchase Date, (ii) such time that the total aggregate number (or volume) of the Class A Ordinary Shares traded on Nasdaq during such Purchase Valuation Period (calculated in accordance with the Purchase Agreement) reaches the applicable share volume maximum amount for such VWAP Purchase calculated in accordance with the Purchase Agreement, and (iii) to the extent that Company elects in the applicable purchase notice that the Purchase Valuation Period will also be determined by the Minimum Price Threshold (as defined below), such time that the trading price of the Class A Ordinary Shares on Nasdaq during such Purchase Valuation Period (calculated in accordance with the Purchase Agreement) falls below the applicable minimum price threshold for such VWAP Purchase specified by us in the applicable purchase notice for such VWAP Purchase, or if the Company does not specify a minimum price threshold in such purchase notice, a price equal to 75.0% of the closing sale price of the Class A Ordinary Shares on the trading day immediately prior to the applicable Purchase Date for such VWAP Purchase (the “Minimum Price Threshold”), less a fixed 3.0% discount to the VWAP for such Purchase Valuation Period.

In the event that the Company elects in the applicable purchase notice that the Purchase Valuation Period will also be determined by the Minimum Price Threshold, for purposes of calculating the volume of shares of the Class A Ordinary Shares traded during a Purchase Valuation Period, as well as the VWAP for a Purchase Valuation Period, the following transactions, to the extent they occur during such Purchase Valuation Period, are excluded: (x) the opening or first purchase of the Class A Ordinary Shares at or following the official open of the regular trading session on Nasdaq on the applicable Purchase Date for such VWAP Purchase and (y) the last or closing sale of the Class A Ordinary Shares at or prior to the official close of the regular trading session on Nasdaq on the applicable Purchase Date for such VWAP Purchase.

In the event that the Company does not elect in the applicable purchase notice that the Purchase Valuation Period will also be determined by the Minimum Price Threshold, the calculation of the volume of shares of the Class A Ordinary Shares traded during a Purchase Valuation Period and the VWAP for a Purchase Valuation Period will exclude the following transactions, to the extent they occur during such Purchase Valuation Period: (x) the opening or first purchase of the Class A Ordinary Shares at or following the official open of the regular trading session on Nasdaq on the applicable Purchase Date for such VWAP Purchase, (y) the last or closing sale of the Class A Ordinary Shares at or prior to the official close of the regular trading session on Nasdaq on the applicable Purchase Date for such VWAP Purchase, and (z) all trades of the Class A Ordinary on Nasdaq during such Purchase Valuation Period at a price below the applicable Minimum Price Threshold for such VWAP Purchase.

In addition to the regular VWAP Purchases described above, after the Commencement, the Company will also have the right, but not the obligation, subject to the continued satisfaction of the conditions set forth in the Purchase Agreement, to direct B. Riley Principal Capital II to purchase, on any trading day, including the same Purchase Date on which a regular VWAP Purchase is effected (as applicable), a specified amount of Class A Ordinary Shares, not to exceed certain limitations set forth in the Purchase Agreement that are similar to those that apply to a regular VWAP Purchase (each, an “Intraday VWAP Purchase”), by the delivery to B. Riley Principal Capital II of an irrevocable written purchase notice, after 10:00 a.m., New York City time, and prior to 3:30 p.m., New York City time, on such Purchase Date.

The per share purchase price for the Class A Ordinary Shares that the Company elect to sell to B. Riley Principal Capital II in an Intraday VWAP Purchase pursuant to the Purchase Agreement, if any, will be calculated in the same manner as in the case of a regular VWAP Purchase (including the same fixed percentage discounts to the applicable VWAP as in the case of a regular VWAP Purchase, as described above), provided that the VWAP for each Intraday VWAP Purchase effected on a Purchase Date will be calculated over different Purchase Valuation Periods on such Purchase Date, each of which will commence and end at different times on such Purchase Date (the “Intraday Purchase Valuation Period”).

There is no upper limit on the price per share that B. Riley Principal Capital II could be obligated to pay for the Class A Ordinary Shares the Company may elect to sell to it in any VWAP Purchase or any Intraday VWAP Purchase under the Purchase Agreement. The purchase price per Class A Ordinary Share that the Company may elect to sell to B. Riley Principal Capital II in a VWAP Purchase and an Intraday VWAP Purchase under the Purchase Agreement will be equitably adjusted for any reorganization, recapitalization, non-cash dividend, share split, reverse share split or other similar transaction occurring during the applicable Purchase Valuation Period for such VWAP Purchase or during the applicable Intraday Purchase Valuation Period for such Intraday VWAP Purchase.

From and after Commencement, the Company will control the timing and amount of any sales of Class A Ordinary Shares to B. Riley Principal Capital II. Actual sales of Class A Ordinary Shares to B. Riley Principal Capital II under the Purchase Agreement will depend on a variety of factors to be determined by the Company from time to time, including, among other things, market conditions, the trading price of the Class A Ordinary Shares and determinations by the Company as to the appropriate sources of funding for the Company and its operations.

The Company may not issue or sell any Class A Ordinary Shares to B. Riley Principal Capital II under the Purchase Agreement which, when aggregated with all other Class A Ordinary Shares then beneficially owned by B. Riley Principal Capital II and its affiliates (as calculated pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13d-3 thereunder), would result in B. Riley Principal Capital II beneficially owning more than 4.99% of the outstanding Class A Ordinary Shares.

The net proceeds from sales, if any, under the Purchase Agreement, will depend on the frequency and prices at which the Company sells Class A Ordinary Shares. To the extent the Company sells shares under the Purchase Agreement, the Company currently plans to use any proceeds for working capital and general corporate purposes.

There are no restrictions on future financings, rights of first refusal, participation rights, penalties or liquidated damages in the Purchase Agreement or Registration Rights Agreement, other than a prohibition (with certain limited exceptions) on entering into specified “Variable Rate Transactions” (as such term is defined in the Purchase Agreement) during the term of the Purchase Agreement. Such transactions include, among others, the issuance of convertible securities with a conversion or exercise price that is based upon or varies with the trading price of the Class A Ordinary Shares after the date of issuance, or the Company’s effecting or entering into an agreement to effect an “equity line of credit” or other substantially similar continuous offering with a third party, in which the Company may offer, issue or sell Class A Ordinary Shares or any securities at a future determined price.

B. Riley Principal Capital II has agreed not to engage in or effect, directly or indirectly, for its own principal account or for the principal account of any of its affiliates, any short sales of the Class A Ordinary Shares or hedging transaction that establishes a net short position in the Class A Ordinary Shares during the term of the Purchase Agreement.

The Purchase Agreement and the Registration Rights Agreement contain customary representations, warranties, conditions and indemnification obligations of the parties. The representations, warranties and covenants contained in such agreements were made only for the purposes of such agreements, were solely for the benefit of the parties to such agreements and may be subject to limitations agreed upon by the contracting parties.

The Purchase Agreement will automatically terminate on the earliest to occur of (i) the first day of the month next following the 24-month anniversary after the Commencement, (ii) the date on which B. Riley Principal Capital II shall have purchased $300,000,000 of Class A Ordinary Shares from the Company under the Purchase Agreement, (iii) the date on which the Class A Ordinary Shares shall have failed to be listed or quoted on a U.S. national securities exchange for a period of one trading day, (iv) the thirtieth trading day following the date on which the Company commences a voluntary bankruptcy proceeding or any person commences a proceeding against the Company, and (v) the date on which a custodian is appointed for the Company or for all or substantially all of its property, or the Company makes a general assignment for the benefit of its creditors. The Company has the right to terminate the Purchase Agreement at any time after Commencement, at no cost or penalty, upon two trading days’ prior written notice to B. Riley Principal Capital II. The Company and B. Riley Principal Capital II may also agree to terminate the Purchase Agreement by mutual written consent, provided that no termination of the Purchase Agreement will be effective during the pendency of any VWAP Purchase or any Intraday VWAP Purchase that has not then fully settled in accordance with the Purchase Agreement. Neither the Company nor B. Riley Principal Capital II may assign or transfer its respective rights and obligations under the Purchase Agreement or the Registration Rights Agreement.

As consideration for B. Riley Principal Capital II’s commitment to purchase Class A Ordinary Shares at the Company’s direction upon the terms and subject to the conditions set forth in the Purchase Agreement, upon execution of the Purchase Agreement, the Company issued 46,536 Class A Ordinary Shares to B. Riley Principal Capital II. In addition, (i) upon the Company’s receipt of total aggregate gross cash proceeds equal to $100,000,000 from B. Riley Principal Capital II under the Purchase Agreement (if any), the Company will issue 46,536 additional Class A Ordinary Shares to B. Riley Principal Capital II as additional commitment shares, and (ii) upon the Company’s receipt of total aggregate gross cash proceeds equal to $200,000,000 from B. Riley Principal Capital II under the Purchase Agreement (if any), the Company will issue an additional 46,536 Class A Ordinary Shares to B. Riley Principal Capital II as additional commitment shares, totaling 93,071 additional commitment shares (in addition to the 46,536 initial commitment shares we issued to the B. Riley Principal Capital II upon execution of the Purchase Agreement). Furthermore, the Company have agreed to reimburse B. Riley Principal Capital II for the reasonable legal fees and disbursements of B. Riley Principal Capital II’s legal counsel in an amount not to exceed (i) $100,000, payable within two trading days following the execution of the Purchase Agreement and Registration Rights Agreement and (ii) $7,500 per fiscal quarter, in each case in connection with the transactions contemplated by this Agreement and the Registration Rights Agreement.

EXHIBIT INDEX

Exhibit No.	Description
10.1*	Ordinary Shares Purchase Agreement, dated as of August 17, 2022, by and between Pagaya Technologies Ltd. And B. Riley Principal Capital II, LLC
10.2*	Registration Rights Agreement, dated as of August 17, 2022, by and between Pagaya Technologies Ltd. And B. Riley Principal Capital II, LLC

* Schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PAGAYA TECHNOLOGIES LTD.

By:	/s/ Gal Krubiner
Name:	Gal Krubiner
Title:	Chief Executive Officer

By:	/s/ Michael Kurlander
Name:	Michael Kurlander
Title:	Chief Financial Officer

Date: August 17, 2022